Peress Investment Advisors, Ltd. & Outfitter Financial Corp.
Code of Ethics

Effective December 16, 2011

1. Introduction

Peress Investment Advisors, Ltd. & Outfitter Financial Corp. (the “Adviser”) has made an ethical commitment to its clients to act as a fiduciary to its clients and act in the best interest of its clients at all times. All officers and employees of the Adviser are committed to putting clients’ interests first, and therefore, personal trading should seek to avoid potential conflicts of interest. The Adviser’s investment personnel have a responsibility to act with integrity and as a fiduciary to their clients, which requires them to place their clients’ interest in securities transactions before their own and prevents them from taking inappropriate advantage of their positions to achieve personal gain.

2. Regulatory Requirements

This Code of Ethics (the “Code”) is designed to achieve compliance with applicable federal securities laws and regulations, including Rule 204A-1 and Rule 204-2 of the Investment Advisers Act of 1940 (the “Act”).

3. Personnel and Accounts Subject to the Code

All directors, officers, and employees of the Adviser are classified as “access persons” and are subject to the Code. All access persons are required to comply with Federal Securities Laws.

This Code applies to all access persons and covers any personal accounts held by those individuals, their immediate family, any other adult members of their household, and any trust of which they are trustee or beneficiary. Such accounts are required to be operated consistently with The Adviser’s fiduciary duty.

As allowed by Advisers Act Rule 204A-1 and Investment Company Act Rule 17j-1, access persons need not report holdings and transactions in accounts over which the person has no direct or indirect influence or control.

4. Securities Subject to Code

“Reportable Securities” are all securities as defined in Section 202(a)(18) of the Act, including listed and unlisted securities, private transactions (which include private placements, non-public stock or warrants), except the following securities (“exempt securities”):

  Direct obligations of the United States Government;
  Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments including repurchase agreements;
  Shares issued by money market funds;
  Open-end mutual funds other than the Outfitter Fund;
  Transactions in units of UITs that are invested solely in the shares of open-end mutual funds other than the Outfitter Fund.

5.	Trading Guidelines:

Employees are free to buy and sell securities that are not currently held in client portfolios.

Employees are free to purchase and sell securities that are owned in client portfolios, as long as there is sufficient liquidity in the underlying security so that the purchase or sale would not materially influence the price of the security.

Sufficient liquidity would be any security with a market capitalization greater than $1 billion.

Employees can participate in block trades with clients, so long as participation is not the expense of client participation.

Trades by an employee in a security that is owned by clients should only occur when all open orders to buy or sell the same security are filled. Employees should check with Ben Peress to ascertain open orders for the security in question.

Copies of all accounts in which the employee has a beneficial interest should be kept on file for quarterly review.

These guidelines also apply to the employee’s immediate family members.

6.	Personal Security Transactions

To guard against any potential conflicts of interest with our clients, Adviser access persons are required to disclose any securities accounts to the Adviser and to either provide or arrange for their brokerage firm to provide duplicate account statements and confirms necessary to allow the Adviser to keep the records required by the Act and rules thereunder.

The CCO, Ben Peress, will maintain personal trading records and transactions in keeping with the firm’s fiduciary and recordkeeping responsibilities. The Adviser must maintain a record of all transactions in Reportable Securities in which an access person has a direct or indirect beneficial interest.

The CCO, Ben Peress, will be responsible to review employee-trading histories, at a minimum of 4x per year, to confirm that they meet the guidelines listed above.

  A record of the review will be maintained.
  The CCO will identify any trades that may pose as a potential for conflict of interest and ask the employee to respond in writing to the legitimacy of the trade.

  Lexy Burke will review the accounts and trading history for Ben Peress.
  Review should include review of the Adviser’s retirement account, to make sure that it is consistent with guidelines above. 7. Required Reports/Certifications

Holdings Reports: Holdings reports must include: (1) the title and type of security, and (as applicable) exchange ticker symbol or CUSIP number, number of shares and principal amount of each reportable security in which the access person has any direct or indirect beneficial ownership; (2) the name of any broker, dealer or bank with which the access person maintains an account in which any securities are held for the access person’s direct or indirect benefit; and (3) the date the report is submitted. Initial holdings reports are required to be submitted no later than

10 days after an individual becomes an access person and must be current as of a date no more than 45 days prior to the date the individual became an access person. Annual holdings reports must be submitted by all access persons once every twelve months on a date selected by the Adviser and must be current as of a date no more than 45 days prior to submission.

Transaction Reports: Transaction reports, covering all transactions in Reportable Securities during the prior quarter, must be submitted no later than 30 days after the end of each calendar quarter. Transaction reports must contain the following information about each transaction in any reportable security in which the access person had, or by reason of the transaction acquired, any direct or indirect beneficial ownership: (1) the date of the transaction, the title and (as applicable) the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each Reportable Security involved; (2) the nature of the transaction; (3) the price of the security at which the transaction was effected; (4) the name of the broker, dealer or bank with or through which the transaction was effected; and (5) the date of the report.

Exceptions from Reporting Requirements: Reports are not required: (1) with respect to securities held in accounts over which the access person had no direct influence or control; (2) with respect to transactions effected pursuant to an automatic investment plan; or (3) which would duplicate information contained in broker trade confirmations or account statements provided the Adviser receives such confirmations or statements within 30 days after the end of the applicable calendar quarter and holds them in its books and records.

Review of Reports: Upon receipt of each Holding Report or Transaction Report, the CCO will review it to determine whether or not there are any questions about the contents, including the securities referenced, size, timing or other aspects of the holding or transaction that require further inquiry.

Reports requiring no further inquiry are initialed and filed. Those requiring further inquiry will be the subject of “follow up” with the individual(s) involved and appropriate further action will be taken, if necessary, as described below.

Personal Securities Holdings and Transaction Reports will be reviewed by the CCO reasonably promptly after submission. If a problem or concern is detected, the CCO will immediately take appropriate action on any items that may conflict or potentially cause a conflict with the Code. Documentation of any actions taken, including any resolution or remediation, will be created and maintained as required by the Rule under the direction of the CCO. All reports will be initialed by the CCO after their review is complete.

Annual Code of Ethics Certification: All Adviser access persons must certify annually to the CCO that they have read and understand the Code, that they have complied with all requirements of the Code and that they have recorded all transactions required to be reported under the Code. The CCO will deliver a copy of the Code of Ethics to all access persons annually as well as any amendments to the Code.

8. Duty of Confidentiality

Access persons must keep confidential at all times any nonpublic information they may obtain as a result of their duties and responsibilities. This includes, but is not limited to, information concerning clients or prospective clients, including their identities, their investments and their account activity.

No confidential or nonpublic information is to be released without consulting the CCO in advance and receiving prior written approval. Access persons should be diligent in not only ensuring that information is not released, but also protecting it from unlawful or inappropriate third-party access.

9. Reporting of Violations.

Any employee who becomes aware of a violation of the Code shall report such violation to the CCO.

10. Gifts

Access personnel are prohibited from receiving gifts or any other thing of value (other than those having a value of not more than $100 per annum per entity) from any person or entity which does business with the Adviser. The CCO shall maintain a log of all gifts received or given in the course of business, except for any de minimis gifts (under $25).

11. Use of Material Nonpublic Information

Access personnel shall not, while in the possession of material, non-public information (often referred to as “inside information”) about a company trade in the company’s securities or derivatives of such securities (often referred to as “insider trading”), either personally or on behalf of others, nor shall any such “inside information” be communicated to others.

Definition of Material “Inside Information.” All non-public information is not necessarily prohibited inside information. The inside information about the company must be “material” before trading in the company’s securities is prohibited. To be material, the information must be significant enough so that it could presently affect the market price of the company’s stock or would be important to someone making an investment decision. Clear, specific information not yet public on matters such as earnings results, dividend increases or decreases, and decisions on changes of policy, product, or management composition should be considered to be material inside information. However, it is possible that management of a company may make general non-public statements to Adviser access persons about the direction in which management may steer the company in the future, views on earnings estimates early in the period which are not yet definite, or other general observations, opinions or views which would be non-public but which also would not yet be definite or certain and could therefore be non-material.

12. Outside Employment

To minimize the conflicts of interest, paid employment outside of the Adviser is prohibited. The CCO may grant exceptions if the CCO deems that there is no potential conflict of interest. Records of requests for exceptions along with the reasons such requests were granted or denied are maintained by the CCO.

13. Review of Compliance Reports on the Code of Ethics

The CCO will include in the annual compliance report all issues including, but is not limited to, the following:

  A description of issues that have arisen under the Code since the last reporting period including such items as any violations of the Code, sanctions imposed in response to the violations, changes in the Code and any recommended changes; and
  A certification that the Adviser has adopted such procedures as are reasonably necessary to prevent access persons from violating the Code of Ethics.

14. Record Retention

The Adviser will maintain all records required by Rule 204-2 of the Investment Advisers Act of 1940 including copies of the Code of Ethics, records of violations and sanctions, if applicable, holdings and transactions reports, copies of Adviser access persons certifications, list of all access persons within the last 5 years, and copies of the annual reports.

15. Penalties for Violation of the Code of Ethics

In the event of a violation of the Code, the Adviser CCO will impose such sanctions as deemed necessary and appropriate. Sanctions range from a letter of censure, suspension of employment without pay, referral to the appropriate regulatory agency or permanent termination of employment.

16. Exceptions to the Code of Ethics

The CCO may grant exceptions to certain substantive restrictions in appropriate circumstances (e.g., personal hardship) and will maintain records to justify such exceptions.